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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

TradeStation Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

89267P 10 5

(Cusip Number)

Ralph L. Cruz
TradeStation Group, Inc.
8050 S.W. 10th Street
Suite 4000
Plantation, Florida 33324
(954) 652-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89267P 10 5			Page 2 of 21

1.	Name of Reporting Person: RLCF-I 1997 Limited Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 20,520,306

		9.	Sole Dispositive Power: 8,241,468

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,520,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 89267P 10 5			Page 3 of 21

1.	Name of Reporting Person: RLCF-II 1997 Limited Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,950,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,950,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 89267P 10 5			Page 4 of 21

1.	Name of Reporting Person: Ralph L. Cruz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 20,520,306

		9.	Sole Dispositive Power: 10,191,468

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,520,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 89267P 10 5	Page 5 of 21

     This Amendment No. 4 further amends Items 4 and 5 of the Statement on Schedule 13D filed by Ralph L. Cruz with the Securities and Exchange Commission on January 10, 2001, as previously amended by Amendment No. 1 filed on May 10, 2002, Amendment No. 2 filed on February 13, 2004 and Amendment No. 3 filed on June 7, 2004 (“Amendment No. 3”), with respect to the Common Stock, $.01 par value (“Common Stock”), of TradeStation Group, Inc.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by deleting the last paragraph of Item 4 of Amendment No. 3 and adding the following two paragraphs:

     This Amendment is being filed in connection with the sale by RLCF-I 1997 Limited Partnership of 300,000 shares of Common Stock pursuant to a Rule 10b5-1 Sales Plan, for which Form 4s were filed with the Securities and Exchange Commission on July 29, 2004, August 3, 2004, August 5, 2004, August 10, 2004, August 12, 2004, August 16, 2004, August 18, 2004, August 23, 2004, August 26, 2004, August 31, 2004, September 2, 2004, September 7, 2004 and September 9, 2004, and to provide updating information.

     Except as described in the preceding paragraphs, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Information with respect to RLCF-I 1997 Limited Partnership:

     (a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, RLCF-I 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that RLCF-I 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

     (b) Shared versus sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c) Transactions during last 60 days through September 8, 2004:

     (i) On July 27, 2004, the limited partnership sold 8,731 shares of Common Stock on the open market for $5.85 per share;

     (ii) On July 27, 2004, the limited partnership sold 2,269 shares of Common Stock on the open market for $5.90 per share;

CUSIP No. 89267P 10 5	Page 6 of 21

     (iii) On July 28, 2004, the limited partnership sold 973 shares of Common Stock on the open market for $5.70 per share;

     (iv) On July 28, 2004, the limited partnership sold 121 shares of Common Stock on the open market for $5.73 per share;

     (v) On July 28, 2004, the limited partnership sold 4,879 shares of Common Stock on the open market for $5.75 per share;

     (vi) On July 28, 2004, the limited partnership sold 35 shares of Common Stock on the open market for $5.76 per share;

     (vii) On July 28, 2004, the limited partnership sold 1,785 shares of Common Stock on the open market for $5.77 per share;

     (viii) On July 28, 2004, the limited partnership sold 1,027 shares of Common Stock on the open market for $5.78 per share;

     (ix) On July 28, 2004, the limited partnership sold 180 shares of Common Stock on the open market for $5.80 per share;

     (x) On July 29, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.75 per share;

     (xi) On July 29, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.77 per share;

     (xii) On July 29, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.80 per share;

     (xiii) On July 29, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $5.82 per share;

     (xiv) On July 29, 2004, the limited partnership sold 4,000 shares of Common Stock on the open market for $5.85 per share;

     (xv) On July 29, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $5.90 per share;

     (xvi) On July 30, 2004, the limited partnership sold 1,700 shares of Common Stock on the open market for $5.94 per share;

     (xvii) On July 30, 2004, the limited partnership sold 3,100 shares of Common Stock on the open market for $5.95 per share;

     (xviii) On July 30, 2004, the limited partnership sold 2,200 shares of Common Stock on the open market for $5.98 per share;

CUSIP No. 89267P 10 5	Page 7 of 21

     (xix) On July 30, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.00 per share;

     (xx) On July 30, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.01 per share;

     (xxi) On August 2, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $5.80 per share;

     (xxii) On August 2, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.90 per share;

     (xxiii) On August 2, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.00 per share;

     (xxiv) On August 3, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.65 per share;

     (xxv) On August 3, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $5.69 per share;

     (xxvi) On August 3, 2004, the limited partnership sold 1,018 shares of Common Stock on the open market for $5.75 per share;

     (xxvii) On August 3, 2004, the limited partnership sold 2,800 shares of Common Stock on the open market for $5.78 per share;

     (xxviii) On August 3, 2004, the limited partnership sold 500 shares of Common Stock on the open market for $5.79 per share;

     (xxix) On August 3, 2004, the limited partnership sold 682 shares of Common Stock on the open market for $5.80 per share;

     (xxx) On August 4, 2004, the limited partnership sold 2,300 shares of Common Stock on the open market for $5.40 per share;

     (xxxi) On August 4, 2004, the limited partnership sold 500 shares of Common Stock on the open market for $5.41 per share;

     (xxxii) On August 4, 2004, the limited partnership sold 3,200 shares of Common Stock on the open market for $5.45 per share;

     (xxxiii) On August 4, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $5.50 per share;

     (xxxiv) On August 4, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.58 per share;

CUSIP No. 89267P 10 5	Page 8 of 21

     (xxxv) On August 4, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.60 per share;

     (xxxvi) On August 4, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.65 per share;

     (xxxvii) On August 4, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.67 per share;

     (xxxviii) On August 4, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.70 per share;

     (xxxix) On August 5, 2004, the limited partnership sold 956 shares of Common Stock on the open market for $5.35 per share;

     (xl) On August 5, 2004, the limited partnership sold 5,100 shares of Common Stock on the open market for $5.50 per share;

     (xli) On August 5, 2004, the limited partnership sold 2,944 shares of Common Stock on the open market for $5.55 per share;

     (xlii) On August 6, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $4.88 per share;

     (xliii) On August 6, 2004, the limited partnership sold 8,182 shares of Common Stock on the open market for $4.90 per share;

     (xliv) On August 6, 2004, the limited partnership sold 1,100 shares of Common Stock on the open market for $4.95 per share;

     (xlv) On August 6, 2004, the limited partnership sold 500 shares of Common Stock on the open market for $5.00 per share;

     (xlvi) On August 6, 2004, the limited partnership sold 218 shares of Common Stock on the open market for $5.10 per share;

     (xlvii) On August 9, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $4.90 per share;

     (xlviii) On August 9, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $4.96 per share;

     (xlix) On August 9, 2004, the limited partnership sold 3,000 shares of Common Stock on the open market for $4.99 per share;

     (l) On August 9, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.00 per share;

CUSIP No. 89267P 10 5	Page 9 of 21

     (li) On August 10, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.15 per share;

     (lii) On August 10, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $5.17 per share;

     (liii) On August 10, 2004, the limited partnership sold 3,010 shares of Common Stock on the open market for $5.20 per share;

     (liv) On August 10, 2004, the limited partnership sold 100 shares of Common Stock on the open market for $5.21 per share;

     (lv) On August 10, 2004, the limited partnership sold 1,900 shares of Common Stock on the open market for $5.23 per share;

     (lvi) On August 10, 2004, the limited partnership sold 1,390 shares of Common Stock on the open market for $5.25 per share;

     (lvii) On August 10, 2004, the limited partnership sold 1,200 shares of Common Stock on the open market for $5.30 per share;

     (lviii) On August 10, 2004, the limited partnership sold 910 shares of Common Stock on the open market for $5.32 per share;

     (lix) On August 10, 2004, the limited partnership sold 100 shares of Common Stock on the open market for $5.34 per share;

     (lx) On August 10, 2004, the limited partnership sold 990 shares of Common Stock on the open market for $5.36 per share;

     (lxi) On August 10, 2004, the limited partnership sold 400 shares of Common Stock on the open market for $5.50 per share;

     (lxii) On August 11, 2004, the limited partnership sold 3,000 shares of Common Stock on the open market for $5.20 per share;

     (lxiii) On August 11, 2004, the limited partnership sold 300 shares of Common Stock on the open market for $5.23 per share;

     (lxiv) On August 11, 2004, the limited partnership sold 4,282 shares of Common Stock on the open market for $5.25 per share;

     (lxv) On August 11, 2004, the limited partnership sold 748 shares of Common Stock on the open market for $5.26 per share;

     (lxvi) On August 11, 2004, the limited partnership sold 400 shares of Common Stock on the open market for $5.27 per share;

CUSIP No. 89267P 10 5	Page 10 of 21

     (lxvii) On August 11, 2004, the limited partnership sold 270 shares of Common Stock on the open market for $5.30 per share;

     (lxviii) On August 12, 2004, the limited partnership sold 804 shares of Common Stock on the open market for $4.81 per share;

     (lxix) On August 12, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $4.82 per share;

     (lxx) On August 12, 2004, the limited partnership sold 196 shares of Common Stock on the open market for $4.84 per share;

     (lxxi) On August 12, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $4.93 per share;

     (lxxii) On August 12, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.02 per share;

     (lxxiii) On August 12, 2004, the limited partnership sold 792 shares of Common Stock on the open market for $5.03 per share;

     (lxxiv) On August 12, 2004, the limited partnership sold 108 shares of Common Stock on the open market for $5.06 per share;

     (lxxv) On August 12, 2004, the limited partnership sold 100 shares of Common Stock on the open market for $5.26 per share;

     (lxxvi) On August 13, 2004, the limited partnership sold 569 shares of Common Stock on the open market for $5.00 per share;

     (lxxvii) On August 13, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.01 per share;

     (lxxviii) On August 13, 2004, the limited partnership sold 1,431 shares of Common Stock on the open market for $5.04 per share;

     (lxxix) On August 13, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.08 per share;

     (lxxx) On August 13, 2004, the limited partnership sold 3,405 shares of Common Stock on the open market for $5.25 per share;

     (lxxxi) On August 13, 2004, the limited partnership sold 95 shares of Common Stock on the open market for $5.26 per share;

     (lxxxii) On August 13, 2004, the limited partnership sold 500 shares of Common Stock on the open market for $5.27 per share;

CUSIP No. 89267P 10 5	Page 11 of 21

     (lxxxiii) On August 13, 2004, the limited partnership sold 900 shares of Common Stock on the open market for $5.30 per share;

     (lxxxiv) On August 13, 2004, the limited partnership sold 3,100 shares of Common Stock on the open market for $5.33 per share;

     (lxxxv) On August 16, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.40 per share;

     (lxxxvi) On August 16, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.42 per share;

     (lxxxvii) On August 16, 2004, the limited partnership sold 1,600 shares of Common Stock on the open market for $5.45 per share;

     (lxxxviii) On August 16, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.54 per share;

     (lxxxix) On August 16, 2004, the limited partnership sold 2,300 shares of Common Stock on the open market for $5.57 per share;

     (xc) On August 16, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $5.60 per share;

     (xci) On August 16, 2004, the limited partnership sold 6,100 shares of Common Stock on the open market for $5.62 per share;

     (xcii) On August 17, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.51 per share;

     (xciii) On August 17, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.57 per share;

     (xciv) On August 17, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.58 per share;

     (xcv) On August 17, 2004, the limited partnership sold 900 shares of Common Stock on the open market for $5.60 per share;

     (xcvi) On August 17, 2004, the limited partnership sold 86 shares of Common Stock on the open market for $5.61 per share;

     (xcvii) On August 17, 2004, the limited partnership sold 100 shares of Common Stock on the open market for $5.63 per share;

     (xcviii) On August 17, 2004, the limited partnership sold 2,064 shares of Common Stock on the open market for $5.64 per share;

CUSIP No. 89267P 10 5	Page 12 of 21

     (xcix) On August 17, 2004, the limited partnership sold 2,850 shares of Common Stock on the open market for $5.70 per share;

     (c) On August 17, 2004, the limited partnership sold 300 shares of Common Stock on the open market for $5.76 per share;

     (ci) On August 17, 2004, the limited partnership sold 700 shares of Common Stock on the open market for $5.78 per share;

     (cii) On August 18, 2004, the limited partnership sold 400 shares of Common Stock on the open market for $5.56 per share;

     (ciii) On August 18, 2004, the limited partnership sold 600 shares of Common Stock on the open market for $5.60 per share;

     (civ) On August 18, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.65 per share;

     (cv) On August 18, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.80 per share;

     (cvi) On August 18, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $5.81 per share;

     (cvii) On August 18, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.86 per share;

     (cviii) On August 18, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $5.93 per share;

     (cix) On August 18, 2004, the limited partnership sold 3,000 shares of Common Stock on the open market for $6.00 per share;

     (cx) On August 19, 2004, the limited partnership sold 7,000 shares of Common Stock on the open market for $6.01 per share;

     (cxi) On August 19, 2004, the limited partnership sold 3,000 shares of Common Stock on the open market for $6.03 per share;

     (cxii) On August 19, 2004, the limited partnership sold 5,000 shares of Common Stock on the open market for $6.05 per share;

     (cxiii) On August 19, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.06 per share;

     (cxiv) On August 20, 2004, the limited partnership sold 6,000 shares of Common Stock on the open market for $6.00 per share;

CUSIP No. 89267P 10 5	Page 13 of 21

     (cxv) On August 20, 2004, the limited partnership sold 4,000 shares of Common Stock on the open market for $6.05 per share;

     (cxvi) On August 23, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.00 per share;

     (cxvii) On August 23, 2004, the limited partnership sold 750 shares of Common Stock on the open market for $6.09 per share;

     (cxviii) On August 23, 2004, the limited partnership sold 2,800 shares of Common Stock on the open market for $6.10 per share;

     (cxix) On August 23, 2004, the limited partnership sold 2,450 shares of Common Stock on the open market for $6.12 per share;

     (cxx) On August 23, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.14 per share;

     (cxxi) On August 24, 2004, the limited partnership sold 255 shares of Common Stock on the open market for $5.90 per share;

     (cxxii) On August 24, 2004, the limited partnership sold 700 shares of Common Stock on the open market for $5.92 per share;

     (cxxiii) On August 24, 2004, the limited partnership sold 300 shares of Common Stock on the open market for $5.95 per share;

     (cxxiv) On August 24, 2004, the limited partnership sold 700 shares of Common Stock on the open market for $5.96 per share;

     (cxxv) On August 24, 2004, the limited partnership sold 100 shares of Common Stock on the open market for $6.00 per share;

     (cxxvi) On August 24, 2004, the limited partnership sold 945 shares of Common Stock on the open market for $6.05 per share;

     (cxxvii) On August 25, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.95 per share;

     (cxxviii) On August 25, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.00 per share;

     (cxxix) On August 25, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.05 per share;

     (cxxx) On August 25, 2004, the limited partnership sold 20,800 shares of Common Stock on the open market for $6.08 per share;

CUSIP No. 89267P 10 5	Page 14 of 21

     (cxxxi) On August 25, 2004, the limited partnership sold 200 shares of Common Stock on the open market for $6.10 per share;

     (cxxxii) On August 26, 2004, the limited partnership sold 1,237 shares of Common Stock on the open market for $6.21 per share;

     (cxxxiii) On August 26, 2004, the limited partnership sold 2,700 shares of Common Stock on the open market for $6.22 per share;

     (cxxxiv) On August 26, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.23 per share;

     (cxxxv) On August 26, 2004, the limited partnership sold 2,125 shares of Common Stock on the open market for $6.25 per share;

     (cxxxvi) On August 26, 2004, the limited partnership sold 938 shares of Common Stock on the open market for $6.26 per share;

     (cxxxvii) On August 27, 2004, the limited partnership sold 400 shares of Common Stock on the open market for $6.20 per share;

     (cxxxviii) On August 27, 2004, the limited partnership sold 6,000 shares of Common Stock on the open market for $6.23 per share;

     (cxxxix) On August 27, 2004, the limited partnership sold 600 shares of Common Stock on the open market for $6.28 per share;

     (cxl) On August 30, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.24 per share;

     (cxli) On August 30, 2004, the limited partnership sold 1,800 shares of Common Stock on the open market for $6.26 per share;

     (cxlii) On August 30, 2004, the limited partnership sold 200 shares of Common Stock on the open market for $6.28 per share;

     (cxliii) On August 30, 2004, the limited partnership sold 2,058 shares of Common Stock on the open market for $6.30 per share;

     (cxliv) On August 30, 2004, the limited partnership sold 950 shares of Common Stock on the open market for $6.31 per share;

     (cxlv) On August 30, 2004, the limited partnership sold 992 shares of Common Stock on the open market for $6.32 per share;

     (cxlvi) On August 30, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.33 per share;

CUSIP No. 89267P 10 5	Page 15 of 21

     (cxlvii) On August 30, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.34 per share;

     (cxlviii) On August 30, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.37 per share;

     (cxlix) On August 31, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.29 per share;

     (cl) On August 31, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.30 per share;

     (cli) On August 31, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.32 per share;

     (clii) On August 31, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.36 per share;

     (cliii) On September 1, 2004, the limited partnership sold 600 shares of Common Stock on the open market for $6.40 per share;

     (cliv) On September 1, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.42 per share;

     (clv) On September 1, 2004, the limited partnership sold 11,000 shares of Common Stock on the open market for $6.45 per share;

     (clvi) On September 1, 2004, the limited partnership sold 300 shares of Common Stock on the open market for $6.50 per share;

     (clvii) On September 1, 2004, the limited partnership sold 1,100 shares of Common Stock on the open market for $6.85 per share;

     (clviii) On September 2, 2004, the limited partnership sold 900 shares of Common Stock on the open market for $6.07 per share;

     (clix) On September 2, 2004, the limited partnership sold 100 shares of Common Stock on the open market for $6.08 per share;

     (clx) On September 2, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.10 per share;

     (clxi) On September 2, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.15 per share;

     (clxii) On September 2, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.20 per share;

CUSIP No. 89267P 10 5	Page 16 of 21

     (clxiii) On September 2, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.23 per share;

     (clxiv) On September 2, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.25 per share;

     (clxv) On September 2, 2004, the limited partnership sold 3,000 shares of Common Stock on the open market for $6.30 per share;

     (clxvi) On September 2, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.50 per share;

     (clxvii) On September 7, 2004, the limited partnership sold 4,000 shares of Common Stock on the open market for $6.00 per share;

     (clxviii) On September 7, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.08 per share;

     (clxix) On September 7, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.10 per share;

     (clxx) On September 7, 2004, the limited partnership sold 900 shares of Common Stock on the open market for $6.15 per share;

     (clxxi) On September 7, 2004, the limited partnership sold 100 shares of Common Stock on the open market for $6.20 per share;

     (clxxii) On September 8, 2004, the limited partnership sold 1,400 shares of Common Stock on the open market for $5.81 per share;

     (clxxiii) On September 8, 2004, the limited partnership sold 1,100 shares of Common Stock on the open market for $5.82 per share;

     (clxxiv) On September 8, 2004, the limited partnership sold 500 shares of Common Stock on the open market for $5.85 per share;

     (clxxv) On September 8, 2004, the limited partnership sold 3,000 shares of Common Stock on the open market for $5.95 per share;

     (clxxvi) On September 8, 2004, the limited partnership sold 1,288 shares of Common Stock on the open market for $6.00 per share; and

     (clxxvii) On September 8, 2004, the limited partnership sold 712 shares of Common Stock on the open market for $6.10 per share.

     (d) Not applicable.

     (e) Not applicable.

CUSIP No. 89267P 10 5	Page 17 of 21

Information with respect to RLCF-II 1997 Limited Partnership:

     (a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, RLCF-II 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that RLCF-II 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

     (b) Share versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c) Transactions during last 60 days through September 8, 2004: None.

     (d) Not applicable.

     (e) Not applicable.

Information with respect to Ralph L. Cruz:

     (a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, Ralph L. Cruz expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Ralph L. Cruz is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

     (b) Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c) Transactions during the last 60 days through September 8, 2004: See information above regarding transactions during the last 60 days by RLCF-I 1997 Limited Partnership and RLCF-II 1997 Limited Partnership.

     (d) Not applicable.

     (e) Not applicable.

(a) Information with respect to persons who, together with persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

     (1) WRCF-I 1997 Limited Partnership

Aggregate number of Common Stock beneficially owned: 20,520,306 Percentage of Common Stock beneficially owned: 49.2%

CUSIP No. 89267P 10 5	Page 18 of 21

     (2) WRCF-II 1997 Limited Partnership

Aggregate number of Common Stock beneficially owned: 1,950,000 Percentage of Common Stock beneficially owned: 4.7%

     (3) William R. Cruz

Aggregate number of Common Stock beneficially owned: 20,520,306 Percentage of Common Stock beneficially owned: 49.2%

(b) Information with respect to each person with whom the power to vote or direct the vote is shared:

     (1) WRCF-I 1997 Limited Partnership

Name:	WRCF-I 1997 Limited Partnership

Principal Business:	Investor

Address of Principal Business and Principal Office:	5100 Westheimer Second Floor, Unit 17-A Houston, Texas 77056

Criminal Proceedings:	None.

Civil Proceedings:	None.

State of Organization:	Texas

     (2) WRCF-II 1997 Limited Partnership

Name:	WRCF-II 1997 Limited Partnership

Principal Business:	Investor

CUSIP No. 89267P 10 5	Page 19 of 21

Address of Principal Business and Principal Office:	5100 Westheimer Second Floor, Unit 18-A Houston, Texas 77056

Criminal Proceedings:	None.

Civil Proceedings:	None.

State of Organization:	Texas

     (3) William R. Cruz

Name:	William R. Cruz

Business Address:	TradeStation Group, Inc. 8050 S.W. 10th Street Suite 4000 Plantation, Florida 33324

CUSIP No. 89267P 10 5	Page 20 of 21

Principal Occupation:	Co-Chairman of the Board and Co-Chief Executive Officer of Issuer (a provider of securities brokerage services and real-time analysis platforms and services), 8050 S.W. 10th Street, Suite 4000, Plantation, Florida 33324

Criminal Proceedings:	None

Civil Proceedings:	None

Citizenship:	USA

CUSIP No. 89267P 10 5	Page 21 of 21

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2004	/s/ Ralph L. Cruz
(Signature)
Ralph L. Cruz, President of RLCF-I GP, Inc., the general partner of RLCF-I 1997 Limited Partnership (Name and Title)

Date: September 17, 2004	/s/ Ralph L. Cruz
(Signature)
Ralph L. Cruz, President of RLCF-II Manager, Inc., the managing member of RLCF-II GP, LLC, the general partner of RLCF-II 1997 Limited Partnership (Name and Title)

Date: September 17, 2004	/s/ Ralph L. Cruz
(Signature)

Ralph L. Cruz, individually
(Name and Title)